UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of February 2019

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

On February 6, 2019, BOS Better Online Solutions Ltd. (the “Company”), received a letter on behalf of L.I.A Pure Capital Ltd. (“Pure Capital”), stating that Pure Capital is the owner or has voting rights with respect to shares of the Company representing more than 5% of the outstanding share capital of the Company, and requesting that the Company convene a shareholders meeting in order to replace the members of the board of directors of the Company. The Company is currently reviewing the letter to determine the appropriate next steps.

This Form 6-K is incorporated by reference into all effective Registration Statements filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Co-Chief Executive Officer and Chief Financial Officer

Dated: February 7, 2019

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